Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the use in this Registration Statement on Form S-1 of our report dated March 24, 2009 (September 2, 2009 as to earnings per share described in Note 2, the fair value of financial instruments described in Note 3, segment information described in Note 14, and the subsequent event described in Note 16) relating to the consolidated financial statements of Archipelago Learning Holdings, LLC appearing in the Prospectus, which is part of this Registration Statement.
We also consent to the reference to us under the heading “Experts” in such Prospectus.
/s/ DELOITTE & TOUCHE LLP

Dallas, Texas
September 2, 2009